Capay Mills

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	6,809.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	-516.04
Accumulated Depreciation	12,512.00
Credit Card	0.00
Loan Payable	-668.92
Unassigned Tax Agency for Apps Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,327.04**
Net cash provided by operating activities	**$18,136.28**
INVESTING ACTIVITIES	
Equipment and Machinery	-12,178.17
Vehicles	-12,865.83
Net cash provided by investing activities	**$ -25,044.00**
FINANCING ACTIVITIES	
Notes Payable - Transit Van	11,665.83
Owner's Contributions	10,688.25
Owner's Draw	-13,116.02
Net cash provided by financing activities	**$9,238.06**
NET CASH INCREASE FOR PERIOD	**$2,330.34**
Cash at beginning of period	5,499.69
CASH AT END OF PERIOD	**$7,830.03**